

Renji Bijoy · 1st

Founder @ Immersed, Forbes 30 Under 30 (2021),
Techstars 2017 Grad, Georgia Tech A.I. Master's Graduate,
Emory Alum

Austin, Texas, United States · **500+ connections** · **Contact info**

 **Immersed [Techstars '17]**

 **Georgia Institute of Technology**

About

I am nothing without the Lord, Jesus Christ. I am defined by the Lord's purpose for me. He will lead me whereve
He needs me to be, and I will gladly follow.
Twitter: @RenjiBijoy (https://twitter.com/renjibij   ... see more

Featured

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🎙I don't have a fairy tale story to share with you. ...





QUICK FACTS
RESIDENCE: Austin, Texas
EDUCATION: Emory University,
Georgia Institute of Technology
APP THEY CAN'T LIVE WITHOUT:
Google Calendar
DREAM MENTOR: Elon Musk

Renji Bijoy, 29
FOUNDER
IMMERSED

Techstars alum Renji Bijoy, 29, is the
founder of Immersed who is partnered
with Facebook to build virtual reality

Thanks to Rafiq Ahmed (Dipalo Ventures), Jake Thomsen (Sovereign's Capital), Dani...



Renji Bijoy
Founder & CEO
Immersed VR

Our foun
Immersed



enji Bijoy
nder & CEO











offices. The company has raised $3.5 million in venture funding to date.

720 · 149 comments

Immersed on BloombergTV
youtube.com

193 · 76 comments

Immerse

Experience

Founder & CEO/CTO
Immersed [Techstars '17]
Jan 2017 – Present · 4 yrs 3 mos
Austin, Texas Area

Immersed [Techstars '17] is partnered with Facebook to build VR Offices, enabling distributed teams to maximize their productivity.

Raised almost $4M to date, and now we're hiring!: https://angel.co/immersed/jobs

Responsibilities:
▶ All things "GROWTH"
▶ Product/Software Architecting ...see more

Engineering Mentor (former side-gig)
Firehose Project
Apr 2016 – Aug 2017 · 1 yr 5 mos

Periodically mentoring top engineers from around the world to ivy-league students here in the US to help them become extremely successful in the tech world.
Responsibilities:
▶ Give career advice and guidance for their desire to pursue entrepreneurship, job ...see more

Engineering Mentor (former side-gig)

Viking Education

Aug 2016 – Feb 2017 · 7 mos

Mentoring people from all walks of life in order to provide important perspective by giving talks, real-world advice, and direct feedback on their capstone software projects.

Viking Code school is an immersive online software engineering and job placement ...see more

Lead Architect (Ruby on Rails)

Tin Roof Software

Sep 2015 – May 2016 · 9 mos

Greater Atlanta Area

Architecting, developing, growth-hacking, and supporting CNN's social video effort, called GreatBigStory.com, using the following technologies:
▶ Ruby on Rails, RSpec, Rubocop
▶ ReactJs, Jasmine ...see more

Software Engineer

CareerBuilder
Nov 2014 – Aug 2015 · 10 mos
Norcross, GA

API & Authentication Development Team
As a mid-level engineer on the team, I helped architect the replacement of the API
authentication and authorization portion of our older legacy software (which supported
Careerbuilder.com, that has ~20 million unique users/day worldwide), using the fol ...see more

Show 1 more experience ⌄

Education



Georgia Institute of Technology

Master of Science (M.S.), Computer Science, 3.9 GPA
2014 – 2016

Nationally Ranked #3 Graduate Computer Science Program (TFE Times, 2016)

Specializations:
▶Computational Perception & Robotics
▶Databases & Software Engineering

Emory University

Bachelor of Science (B.S.), Mathematics & Computer Science; Pre-Med, 3.7 GPA
Activities and Societies: Emory Missional Community

I worked 2-3 part-time jobs at a time to pay the bills throughout my undergraduate career, while taking a full course-load each semester. I initially pursued the pre-med track (and ultimately, completed it), until I realized my passion for software development while taking my math and computer science courses.

Udacity

Engineer's Degree, Self-Driving Car Engineer Nanodegree Program
2016 – 2017

Udacity is partnered with the best companies in world for this field (Google, Uber, Mercedes, BMW, McLaren, etc.) to offer world-class curriculum, expert instructors, and exclusive hiring opportunities. This program equips A.I. Engineers with the skills they need to create vehicles that navigate autonomously.

Licenses & certifications

Venture Deals

Kauffman Fellows Academy
Issued May 2018 · No Expiration Date
Credential ID 3820-1632222

See credential

Startup School Online

Y Combinator
Issued Jun 2017 · No Expiration Date
Credential ID 10737516

See credential

AngularJS: "shaping-up-with-angular-js"

Code School
Issued Mar 2015 · No Expiration Date

See credential

Volunteer experience

Autopilot Research Engineer

Georgia Tech UAV Research Facility

Jul 2016 – Dec 2016 • 6 mos

Science and Technology

I contribute to the team's autopilot development efforts, using my background in Computational Perception & Robotics to leverage A.I. techniques (SLAM, Computer Vision, Sensor-fusion, etc.). We compete in international autonomous drone competitions on behalf of Georgia Tech.



